Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation
Commission File No. 001-11001

The following email message was sent by Maggie Wilderotter to all Frontier employees on May 30, 2009:

Hi everyone, the past 3 weeks have been very busy since we announced the acquisition of 5Million access lines from Verizon.  This is truly a transformational transaction for our company and will give us stability and scale to be viable in the long run.  We know how to operate communications services businesses in rural America.  We are good at it and we can bring our capabilities to these new markets.  I believe we can right size these markets by extending broadband to customers, bringing in our bundles and improving the customer experience.  This will enable us to grow revenues.  The competitive environment in these markets is better than our current environment with less high speed and voice competition.  The cable competitors are the same as we have today – Time Warner, Comcast, Charter and Mediacom – there are no Cox, Brighthouse or Cablevision markets in this new footprint.  We have a lot to do between now and closing – which we anticipate will be 9-12 months from now.

Don Shassian, our CFO and I have been meeting with investors explaining the deal and the benefits to our current shareholders and Verizon shareholders.  The response has been positive as we talk about how we can bring the Frontier marketing and local engagement model to these new markets.  One of the key questions we are getting from investors is why this transaction is different from Fairpoint and Hawaii Telephone – since both of those acquisitions from Verizon have been disappointing.  I wanted to share our response as you all might have the same question.

When Ivan Seidenberg, the CEO of Verizon and I met to outline the key terms of this transaction, we both committed to structure the deal so it would not have the same issues as Fairpoint and Hawaii.  There are 4 main differences:

1.        This transaction creates a strong balance sheet for Frontier approaching Investment Grade right out of the gate.  We will de-lever our debt from 3.8x EBIDTA down to 2.6x at closing.  With synergies, the leverage ratio is investment grade. In addition, we are cutting our dividend by .25 cents to shift money from our shareholders to invest for customers.  Fairpoint and Hawaii both increased their leverage with their Verizon transaction to OVER 4x’s which hurt their financial flexibility and burdened them with high interest payments. In addition, Fairpoint put in a large dividend at close which limited the amount of money they could invest in integration and customer products.
2.        These markets that we are acquiring are rural and in our sweet spot.  Hawaii is definitely not a rural market and the Fairpoint markets in the North East are seasonal with different demographics and activity than we have in our markets.
3.        Frontier has experience and is a large company doing business today in 24 states and 285 counties.  Fairpoint only had 200,000 total customers and Hawaii was purchased by a private equity company.  Neither company had management, processes, systems or experience to take on their acquired properties.
4.        Frontier has IT systems that are scalable to integrate all of these properties.  The only conversion we have to do at close is West Virginia which is just a little larger than Commonwealth.  The other 13 states we are acquiring come with an entire suite of systems that we will own.  These will run in parallel with our existing Frontier systems and we will gradually convert those states over to our systems in a 2-3 year window.  This allows us to plan conversions with minimal customer disruption. In addition, we have a lot of billing conversion experience with our consolidation of billing systems over the past 4 years.  We have done 5 conversions.  We also purchased GTE properties in 1999 and successfully converted those markets on to our systems at that time.  Both Fairpoint and Hawaii Telephone had NO SCALABLE SYSTEMS and had to build all systems from scratch.  It continues to be challenging for both of those companies as the systems they built did not work correctly.

In addition to investor meetings, Dan McCarthy, our Chief Operating Officer, Steve Crosby, our SVP of Regulatory and Ken Mason, VP of Regulatory have been busy meeting with regulators.  We only need approval in 9 of the 27 states so we will be focusing on those states as our priority.  We do business in 7 of these states today – only Washington and South Carolina are new states for us where we need approval.  Meetings have been held with all of the key Commissioners in West Virginia, Ohio, Illinois, Indiana, Oregon and Arizona.  The response has been very positive as we explain to these Commissions how Frontier will focus on customers in these markets – bringing new product bundles and broadband to these communities.  We have also emphasized our local engagement and our active community involvement.  We will meet with the rest of the states over the next few weeks.  Dan and his regulatory team also spent several days on Capital Hill meeting with members of Congress from all 14 states where we are acquiring customers.  Regulatory and SEC filings will be completed the first part of June.

In addition to my basic business updates, I will continue to keep you updated on our progress in getting our Verizon transaction approved and the integration planning.  Again, thank you for all you do for Frontier and our customers – every day.  It really does make a difference.

Best,
Maggie

Maggie Wilderotter
Chairman and CEO
Frontier Communications
3 High Ridge Park
Stamford, CT 06905

I can help you!

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements speak only as of the date of this communication and are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; our ability to successfully integrate the Verizon operations and to realize the synergies from the acquisition; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the merger; the failure to obtain our stockholders’ approval; the receipt of an IRS ruing approving the tax-free status of the transaction; reductions in the number of our access lines and high-speed internet subscribers; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation, including potential changes in state rate of return limitations on our earnings, access charges and subsidy payments, and regulatory network upgrade and reliability requirements; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt; adverse changes in the credit markets and/or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, and/or increase the cost, of financing; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning in 2010, at the earliest; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of increased cash taxes in 2009 and thereafter; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission (SEC), including our reports on Forms 10-K and 10-Q.  There also can be no assurance that the proposed transaction will in fact be consummated.  We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find it

This communication is not a substitute for the prospectus/proxy statement Frontier will file with the SEC.  We urge investors to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by Frontier with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention:  Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of Frontier is set forth in the proxy statement for Frontier’s 2009 annual meeting of stockholders filed with the SEC on April 6, 2009.